Rue Gilt Groupe, Inc.
20 Channel Center Street
Boston, Massachusetts 02210
(617) 695-7300
October 13, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Rue Gilt Groupe, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-261000
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Rue Gilt Groupe, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-261000) filed on November 12, 2021, together with all exhibits thereto (collectively, the “Registration Statement”).
The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.
The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.
The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact our counsel, Brian V. Soares or Celia A. Soehner of Morgan, Lewis & Bockius LLP, at +1.202.739.5482 or +1.412.560.7441.

Very truly yours,

/s/ Mark Weinberg
Mark Weinberg
Chief Financial Officer and Chief Operating Officer
Rue Gilt Groupe, Inc.

cc:	Brian V. Soares, Morgan Lewis & Bockius LLP